UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-24923

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN
(Full title of the plan)

CONEXANT SYSTEMS, INC.
(Name of issuer of the securities held pursuant to the plan)

4311 JAMBOREE ROAD
NEWPORT BEACH, CA 92660
(Address of principal executive office)

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

Index

INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS:
Statements of net assets available for benefits as of December 31, 2002, December 31, 2001 and September 30, 2001	4
Statements of changes in net assets available for benefits for the years ended December 31, 2002 and September 30, 2001, and for the quarter ended December 31, 2001	5
Notes to financial statements	6
SUPPLEMENTAL SCHEDULES:
Schedule of assets held for investment purposes as of December 31, 2002 and 2001	13
(Schedules, other than those listed above, are omitted because of the absence of conditions under which they are required.)
Signatures	15

INDEPENDENT AUDITORS’ REPORT

Conexant Systems, Inc.
Hourly Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Hourly Employees’ Savings Plan (the “Plan”) as of December 31, 2002, December 31, 2001 and September 30, 2001 and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and September 30, 2001 and the quarter ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, December 31, 2001 and September 30, 2001 and the changes in net assets available for benefits for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 and 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Costa Mesa, California

June 16, 2003

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002, DECEMBER 31, 2001,
AND SEPTEMBER 30, 2001

	December 31,	December 31,	September 30,
	2002	2001	2001

ASSETS:
Investments at fair value (Note 3):
Shares of mutual funds	$1,482,289	$1,960,467	$1,698,180
Interest in collective trusts	345,770	378,362	367,614
Conexant common stock funds	112,686	993,487	596,621
Skyworks common stock fund	198,875
Participant loans receivable	143,276	351,778	344,796

Total investments	2,282,896	3,684,094	3,007,211
Contributions receivable:
Employer		5,187
Participant		9,431	19
Other	24	15,305	1,200

Total contributions receivable	24	29,923	1,219

Cash	4,445	9,267	6,511

Total assets	2,287,365	3,723,284	3,014,941

LIABILITIES:
Other liabilities	11	274	948

Total liabilities	11	274	948

NET ASSETS AVAILABLE FOR BENEFITS	$2,287,354	$3,723,010	$3,013,993

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2001
AND THE QUARTER ENDED DECEMBER 31, 2001

	December 31,	December 31,	September 30,
	2002	2001	2001

ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(1,127,238)	$614,361	$(1,920,713)
Interest and dividends	69,882	25,580	131,350

Total investment (loss) income	(1,057,356)	639,941	(1,789,363)

Contributions:
Participant	148,285	124,116	694,023
Employer	78,120	12,684	154,351
Rollover			60,213
Other		2,228

Total contributions	226,405	139,028	908,587

Total (reductions) additions—net	(830,951)	778,969	(880,776)

DEDUCTIONS:
Benefits paid and other distributions to participants	(604,646)	(69,934)	(265,906)
Transfer of funds to Conexant Systems, Inc.
Retirement Savings Plan			(868)
Administrative fees and other deductions	(59)	(18)	(79)

Total deductions	(604,705)	(69,952)	(266,853)

NET (DECREASE) INCREASE	(1,435,656)	709,017	(1,147,629)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	3,723,010	3,013,993	4,161,622

NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$2,287,354	$3,723,010	$3,013,993

     The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2001 AND THE QUARTER ENDED
DECEMBER 31, 2001

1. DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Hourly Employees’ Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On January 7, 2002, the Board of Directors of Conexant Systems, Inc. approved a resolution to change the Plan year-end to December 31, effective with the Plan year beginning October 1, 2001.

General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers former union employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2002, the Plan had 208 vested and terminated participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the “Trust”) and Fidelity Management Trust Company. All of the Plan’s assets and the assets of the Conexant Systems, Inc. Retirement Savings Plan are kept in the Trust. As of December 31, 2002, September 30, 2001 and December 31, 2001, the Plan owned 3%, 4% and 5%, respectively, of the total net assets available for benefits in the Trust. Net assets of the Trust and plan-specific expenses are allocated to the Plan based on specific identification. Net investment income, gains and losses and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Contributions—Each year, participants may elect to contribute up to 15% of pretax/post-tax annual compensation, as defined in the Plan. Total participant pretax contributions may not exceed $11,000 for the year ended December 31, 2002. For employees with 52 weeks of service, the Company will match 52% of employee contributions, up to $650 in the form of Conexant common stock for the calendar year ended December 31, 2002 and has matched 55% of employee contributions, up to $550 in the form of Conexant common stock for the calendar year ended December 31, 2001. The amount allocated each calendar year to any participant cannot exceed the lesser of $40,000 or 100% of a participant’s total compensation for the plan year ended December 31, 2002. For purposes of this limitation, amounts allocated shall be comprised of Company matching contributions and the participant’s pretax and post-tax contributions. All Company contributions are directed to the Conexant Stock Fund A (not participant directed), which was established for company-matching contributions.

Benefit Distribution—Upon retirement, a participant’s account shall be distributed in either (a) a lump sum payment or (b) 10 or fewer annual payments, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (“IRS”). Participants who terminate employment prior to retirement and whose aggregate vested account value is less than $5,000, will receive the vested portion of their accounts in a lump-sum distribution. For aggregate vested accounts with a value greater than $5,000, the account may be kept in the Plan at the election of the participant.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions, an allocation of Plan earnings (losses) and an allocation of administrative expenses. Allocations of administrative expenses are equally allocated to all participants.

Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions, as follows:

As of December 31, 2002, September 30, 2001 and December 31, 2001, the Plan offered investment options in the following funds (percentages are approximate and descriptions are based on information extracted from the related prospectus):

Conexant Common Stock Fund B—Conexant Systems, Inc. common stock, cash and the proceeds and income on such cash and common stock. Such option became available to participants in August 2000.

Skyworks Common Stock Fund—Skyworks Solutions, Inc. common stock, cash and the proceeds and income on such cash and common stock. Such option became available to participants in June 2002.

Fidelity Equity-Income Fund—Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

Fidelity Emerging Markets Fund—Primary investment focus is stock of companies in emerging markets, with emphasis on countries with relatively low Gross National Products compared to the world’s major economies, but with potential for rapid growth.

Fidelity Diversified International Fund—Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

Fidelity Dividend Growth Fund—Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

Fidelity Mid-Cap Stock Fund—Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poors MidCap 400 (approximate capitalization of $110 million to $5 billion).

Fidelity Freedom Income Fund—20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds.

Fidelity Freedom 2000 Fund—25% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 32% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2010 Fund—45% in Fidelity stock mutual funds, 46% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2020 Fund—69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2030 Fund—82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Managed Income Portfolio (Stable Value) Fund—Primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

Spartan U.S. Equity Index Fund—Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

Fidelity U.S. Bond Index Fund—Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

Fidelity Fund—Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

Fidelity OTC Portfolio Fund—Normally invests primarily in common stocks. Normally invests at least 65% of its assets in securities principally traded on the over-the-counter (“OTC”) market, which has more small and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

Fidelity Growth Company Fund—Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

Franklin Small-Cap Growth Fund-A (Fund removed during fiscal year 2001)—Primarily invests in equity securities of companies with market capitalizations of less than $1.5 billion at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risk.

Franklin Small Mid-Cap Growth Fund-A (Fund added during fiscal year 2001)—Normally invests at least 80% of its net assets in equity securities of small capitalization companies. The fund may invest in equity securities of larger companies, initial public offerings of securities and may invest a very small portion of its assets in private or illiquid securities, such as late-stage venture capital financings.

Vesting—Participant elective deferral contributions are fully vested at all times. Each participant who is an employee and has at least five years of vesting service, as defined in the Plan document, or has attained the age of 65, shall be fully vested in their Company contribution account.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Forfeited Accounts—At December 31, 2002 and 2001 and September 30, 2001, there were $1,547, $0 and $21,086 forfeited nonvested accounts, respectively. These accounts will be used to reduce employer contributions. During the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001, employer contributions were not reduced by any forfeited nonvested accounts.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through bi-weekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (5.75% at December 31, 2002). As of December 31, 2002, September 30, 2001 and December 31, 2001, delinquent participant loans were $46,169, zero and zero, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

Derivative Financial Instruments—Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and measure those at fair value. As of December 31, 2002, September 30, 2001 and December 31, 2001, the Plan had no derivative financial instruments.

3. INVESTMENTS

     The following is a summary of the investments held as of:

	December 31,		December 31,		September 30,
	2002		2001		2001

	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Conexant Stock Fund A	$135,019	$36,513	$173,572	$324,205	$421,512	$190,761
Conexant Stock Fund B	358,466	76,173	525,308	669,282	1,169,132	405,860
Skyworks Stock Fund	835,293	198,875
Franklin Small-Cap Growth	3,505	2,244	7,781	6,950	7,115	5,005
Fidelity Fund	8,330	6,193	12,694	11,710	10,585	8,578
Fidelity Growth Company	42,219	23,955	42,765	31,296	37,888	21,375
Fidelity OTC Portfolio	13,006	9,396	35,064	32,106	21,173	14,644
Fidelity Equity Income	171,522	136,131	198,143	190,740	195,322	175,357
Fidelity Emerging Markets	21,309	16,463	9,539	7,505	10,630	6,608
Fidelity Diversified International	158,941	124,519	181,849	156,989	175,536	137,076
Fidelity Dividend Growth	426,942	337,672	510,671	509,629	494,643	442,438
Fidelity Mid-Cap Stock	301,005	203,196	300,157	277,851	307,452	232,347
Fidelity Freedom Income	9,335	8,733	10,153	9,902	9,857	9,446
Fidelity Freedom 2000	135,851	121,778	111,888	103,283	104,733	94,853
Fidelity Freedom 2010	88,508	73,935	96,347	88,036	90,800	79,038
Fidelity Freedom 2020	22,772	16,745	28,361	24,602	25,584	20,169
Fidelity Freedom 2030	49,811	34,452	60,389	50,262	60,136	44,906
Fidelity Managed Income Portfolio (stable value)	345,770	345,770	378,362	378,362	367,614	104,094
Spartan U.S. Equity Index	353,034	240,523	406,984	352,708	389,471	302,246
Fidelity U.S. Bond Index	119,883	126,354	103,973	106,898	99,462	367,614
Participant loans receivable (bearing interest between approximately 5.75% and 10.50%)	143,276	143,276	351,778	351,778	344,796	344,796

	$3,743,797	$2,282,896	$3,545,778	$3,684,094	$4,343,441	$3,007,211

     The following table presents investments that represent 5% or more of the Plan’s net assets at fair value as of:

	December 31,	December 31,	September 30,
	2002	2001	2001

Conexant Stock Fund A	$—	$324,205	$190,761
Conexant Stock Fund B		669,282	405,860
Skyworks Stock Fund	198,875
Fidelity Equity Income	136,131	190,740	175,357
Fidelity Dividend Growth	337,672	509,629	442,438
Fidelity Diversified International	124,519
Fidelity Mid-Cap Stock	203,196	277,851	232,347
Fidelity Managed Income Portfolio	345,770	378,362	367,614
Fidelity Freedom 2000	121,778
Spartan U.S. Equity Index	240,523	352,708	302,246
Fidelity U.S. Bond Index	126,354

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) (depreciated) appreciated in value for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001. A summary of the change in fair value of the investments is as follows:

	December 31,	December 31,	September 30,
	2002	2001	2001

Conexant Stock Fund A*	$(344,303)	$126,715	$(434,988)
Conexant Stock Fund B	(485,200)	308,610	(997,057)
Skyworks Stock Fund	62,064
Mutual Funds	(359,799)	179,036	(488,668)

	$(1,127,238)	$614,361	$(1,920,713)

*	Nonparticipant-directed

4. INCOME TAXES

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6. NONPARTICIPANT-DIRECTED INVESTMENTS

As employer contributions are in the form of Conexant common stock, and such investments cannot be transferred to other funds, except as described in Note 1, these investments are considered nonparticipant-directed investments.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,	December 31,	September 30,
	2002	2001	2001

Net assets—Conexant Stock Fund A	$36,513	$324,205	$190,761

Changes in net assets:
Employer contributions	$78,120	$12,684	$154,351
Net (depreciation) appreciation in fair value of investments	(344,303)	126,715	(434,988)
Transfers			(131)
Benefits paid to participants	(21,509)	(5,955)	(8,923)

Net change	(287,692)	133,444	(289,691)
Conexant Stock Fund A — beginning of period	324,205	190,761	480,452

Conexant Stock Fund A — end of period	$36,513	$324,205	$190,761

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $59, $79 and $18 for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001, respectively.

At December 31, 2002, September 30, 2001 and December 31, 2001, the Plan held 57,711, 58,020 and 56,672 shares of common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of $493,485, $1,590,644 and $698,880, respectively. During the years ended December 31, 2002 and September 30, 2001 and the quarter ended December 30, 2001, the Plan recorded no dividend income.

* * * * * *

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

		(c)
	(b)	Description of Investment,
	Identity of	Including Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par,	(d)	Current
(a)	Similar Party	or Maturity Value	Cost	Value

*	Fidelity Investments	Conexant Stock Fund A	$135,019	$36,513
*	Fidelity Investments	Conexant Stock Fund B	358,466	76,173
*	Fidelity Investments	Skyworks Stock Fund	835,293	198,875
	Franklin Resources, Inc.	Franklin Small-Cap Growth	3,505	2,244
*	Fidelity Investments	Fidelity Fund	8,330	6,193
*	Fidelity Investments	Fidelity Growth Company	42,219	23,955
*	Fidelity Investments	Fidelity OTC Portfolio	13,006	9,396
*	Fidelity Investments	Fidelity Equity Income	171,522	136,131
*	Fidelity Investments	Fidelity Emerging Markets	21,309	16,463
*	Fidelity Investments	Fidelity Diversified International	158,941	124,519
*	Fidelity Investments	Fidelity Dividend Growth	426,942	337,672
*	Fidelity Investments	Fidelity Mid-Cap Stock	301,005	203,196
*	Fidelity Investments	Fidelity Feedom Income	9,335	8,733
*	Fidelity Investments	Fidelity Freedom 2000	135,851	121,778
*	Fidelity Investments	Fidelity Freedom 2010	88,508	73,935
*	Fidelity Investments	Fidelity Freedom 2020	22,772	16,745
*	Fidelity Investments	Fidelity Freedom 2030	49,811	34,452
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	345,770	345,770
*	Fidelity Investments	Spartan U.S. Equity Index	353,034	240,523
*	Fidelity Investments	Fidelity U.S. Bond Index	119,883	126,354
		Participant loans receivable (interest rates ranging from 5.75% to 10.50%)	143,276	143,276

			$3,743,797	$2,282,896

*	Identified as a party-of-interest to the Plan.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

		(c)
	(b)	Description of Investment,
	Identity of	Including Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par,	(d)	Current
(a)	Similar Party	or Maturity Value	Cost	Value

*	Fidelity Investments	Conexant Stock Fund A	$173,572	$324,205
*	Fidelity Investments	Conexant Stock Fund B	525,308	669,282
	Franklin Resources, Inc.	Franklin Small-Cap Growth	7,781	6,950
*	Fidelity Investments	Fidelity Fund	12,694	11,710
*	Fidelity Investments	Fidelity Growth Company	42,765	31,296
*	Fidelity Investments	Fidelity OTC Portfolio	35,064	32,106
*	Fidelity Investments	Fidelity Equity Income	198,143	190,740
*	Fidelity Investments	Fidelity Emerging Markets	9,539	7,505
*	Fidelity Investments	Fidelity Diversified International	181,849	156,989
*	Fidelity Investments	Fidelity Dividend Growth	510,671	509,629
*	Fidelity Investments	Fidelity Mid-Cap Stock	300,157	277,851
*	Fidelity Investments	Fidelity Feedom Income	10,153	9,902
*	Fidelity Investments	Fidelity Freedom 2000	111,888	103,283
*	Fidelity Investments	Fidelity Freedom 2010	96,347	88,036
*	Fidelity Investments	Fidelity Freedom 2020	28,361	24,602
*	Fidelity Investments	Fidelity Freedom 2030	60,389	50,262
*	Fidelity Investments	Fidelity Managed Income Portfolio
		(stable value)	378,362	378,362
*	Fidelity Investments	Spartan U.S. Equity Index	406,984	352,708
*	Fidelity Investments	Fidelity U.S. Bond Index	103,973	106,898
		Participant loans receivable (interest rates ranging from 5.75% to 10.50%)	351,778	351,778

			$3,545,778	$3,684,094

*Identified as a party-of-interest to the Plan.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. HOURLY EMPLOYEES’ SAVINGS PLAN

Date: June 24, 2003	By:	/s/ Balakrishnan S. Iyer

Balakrishnan S. Iyer Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. and Member of the Plan Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Independent Auditors’ Consent

99	Certification pursuant to 18 U.S.C. Section 1350